Exhibit 12.1

Cisco Systems, Inc.

Ratio of earnings to fixed charges

(in millions except for ratio of earnings to fixed charges)

	Six Months Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	January 23,	July 25,	July 26,	July 27,	July 28,	July 30,
	2016	2015	2014	2013	2012	2011
Earnings(a)
Income before provision for income taxes	$6,443	$11,201	$9,715	$11,227	$10,159	$7,825
Losses attributable to VCE	—	47	223	183	160	76
Gain on VCE reorganization	—	(126)	—	—	—	—
Fixed charges(b)	$378	$684	688	708	717	756

Total Earnings	$6,821	$11,806	$10,626	$12,118	$11,036	$8,657

Fixed charges(b)	$378	$684	$688	$708	$717	$756

RATIO OF EARNINGS TO FIXED CHARGES	18x	17x	15x	17x	15x	11x

(a)	“Earnings” represent our income before provision for income taxes, plus (i) our share of losses attributable to our equity method investment in VCE Company, LLC (“VCE”) through October 2014, at which time we ceased to account for the VCE investment under the equity method, and a gain in connection with the VCE reorganization which was completed in the second quarter of fiscal 2015 and (ii) our fixed charges.
(b)	“Fixed charges” represent interest expense plus an estimate of the interest within rental expense. Interest expense within the provision for income taxes is not included in interest expense. The estimate of the interest within rental expense was calculated by using 30 percent of the rental expense, which Cisco Systems, Inc. believes is a reasonable approximation of the interest component of rental expense.